Mail Stop 4561

September 23, 2008

D. Scott Kincer
President and Chief Executive Officer
Datascension, Inc.
407 W. Imperial Highway
Suite H314
Brea, CA 92821

> **Re:** **Datascension, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed August 7, 2008**
> **File No. 000-29087**

Dear Mr. Kincer:

      We have reviewed your response letter dated September 17, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note your proposed short form amendment includes only the report of your independent registered public accounting firm. Your amendment should also include all other items required by Item 7 of Form 10-KSB such as your financial statements. See Exchange Act Rule 12b-15. We also remind you of the requirement to file new certifications of your principal executive and principal financial officers pursuant to Exchange Act Rules 13a-14(a) and 13a-14(b).

Note 7. Costa Rican Operations – Related Party Transaction, page F-14

2.   We note from your response to prior comment number 3 that you have concluded
        Datascension, S.A. is a variable interest entity requiring consolidation, but you
        have yet to consolidate the entity. We believe your conclusion necessitates
        consolidation of Datascension, S.A. in all of your future filings.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at
(202) 551-3451 if you have any questions regarding the above comments.

                                                Sincerely,

                                                Mark Kronforst
                                                Accounting Branch Chief